Filed pursuant to Rule 424(b)(3)
File No. 333-275489

SUPPLEMENT
(to Prospectus and Statement of Additional Information,
each dated January 28, 2026)

Octagon XAI CLO Income Fund

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”), each dated January 28, 2026, of Octagon XAI CLO Income Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

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The Board of Trustees of the Fund, including the Independent Trustees, has unanimously approved, subject to approval by shareholders, Rockford Tower Asset Management, L.L.C. (“King Street Sub-Adviser”), which is an affiliate of King Street Capital Management, L.P. (“King Street”), to serve as investment sub-adviser for the Fund pursuant to a new investment sub-advisory agreement (the “King Street Sub-Advisory Agreement”) among the Fund, XA Investments LLC (“XA Investments” or the “Adviser”) and the King Street Sub-Adviser.

King Street is a leading global alternative asset manager founded in 1995 that manages more than $30 billion. King Street has over $12 billion of assets under management across 19 U.S. CLOs and nine European CLOs. The firm has 270 employees and 99 investment professionals. King Street’s investment approach combines rigorous research, tactical trading, and flexible deployment to create differentiated and opportunistic investment solutions and outcomes.

The personnel of the King Street Sub-Adviser who will be primarily responsibility for the day-to-day management of the Fund’s portfolio will be Young Choi, Partner, Global Investment Committee member, Global Head of Trading and Portfolio Manager, and Terry Ing, Partner and Portfolio Manager.

There will not be any change to the current investment adviser to the Fund or the investment advisory fee payable by the Fund. XA Investments will continue to manage the Fund pursuant to the existing investment advisory agreement between the Fund and the Adviser.

Pursuant to the Investment Company Act of 1940, the King Street Sub-Advisory Agreement must be approved by shareholders of the Fund. The Fund intends to call a special meeting of shareholders for the purpose of voting on the King Street Sub-Advisory Agreement on or about July 30, 2026.

Octagon Credit Investors, LLC, the Fund’s current investment sub-adviser, will resign as investment sub-adviser to the Fund, effective on or about July 30, 2026.

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The Fund’s investment objective will not change in connection with the foregoing. The Fund’s investment objective will remain focused on providing high income and total return.

The Board of Trustees has approved certain changes to the Fund’s investment policies to become effective upon shareholder approval of the King Street Sub-Advisory Agreement, in order to best utilize King Street’s investment capabilities. Currently, under normal conditions, the Fund invests at least 80% of its managed assets (net assets plus any borrowings from leverage) in securities of collateralized loan obligation entities (“CLOs”) debt tranches (“CLO Debt”) and subordinated tranches of CLOs (“CLO Equity”), with a limit of 20% of the Fund’s managed assets in CLO Equity. If the King Street Sub-Advisory Agreement is approved by shareholders, the Fund will invest at least 60% of its managed assets in CLO Debt and may invest up to 20% of its managed assets in CLO Equity. Additionally, the Fund may also opportunistically investment (i) up to 20% of its managed assets in asset-backed securities (“ABS”) (including ABS the collateral for which includes, among other assets, student loan receivables, automobile loan and credit card receivables and residential and commercial mortgage-backed securities, and (ii) up to 20% of the Fund’s managed assets in business development companies that invest in private credit assets.

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In connection with the foregoing, the Fund’s name will be changed from “Octagon XAI CLO Income Fund” to “XAI CLO & Income Opportunities Fund.”

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Shareholders of record as of the record date for the special meeting are expected to receive a proxy statement, notice of special meeting of shareholders, and proxy card containing detailed information regarding the King Street Sub-Adviser and the King Street Sub-Advisory Agreement. Fund shareholders are encoraged to read the proxy statement and accompanying materials carefully when they receive them. When filed with the SEC, the proxy statement will be available free of charge at the SEC’s website, www.sec.gov.

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Supplement dated May 19, 2026

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE